Mail Stop 4720

December 1, 2009

Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

Re: Credit Acceptance Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 0-20202

Dear Mr. Booth:

We have reviewed your response letter dated June 26, 2009 as well as your Form 10-Q for the period ended September 30, 2009 and have the following additional comment.

Form 10-Q for the Period Ended September 30, 2009

Management's Discussion and Analysis

1.   You state on page 31 that the financial results for VSC Re for the three and nine months ended September 30, 2009 include $2.1 million of after-tax earnings related to a revision in your timing used to recognize premiums earned. You state that you revised the timing in order to better match the timing of your revenue recognition with your expected costs of servicing your vehicle service contracts, which is based on your historical cost experience. On page 32, you state that the revision to your revenue recognition timing had an impact of $3.5 million on a pretax basis. Please address the following regarding these disclosures:

   a) Please tell us and revise your future filings to more clearly explain the nature of the revision to your revenue recognition timing.

   b) Please clearly describe the basis of your accounting for these contracts before and after the change in timing.

   c) Specifically identify whether the change in recognition timing related to all of your premiums in force or only to certain pools of your contracts in force.

    d) If the change applied only to certain pools, please identify the characteristics of those pools that resulted in the change in revenue recognition.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments. You may contact Sharon Blume, Assistant Chief Accountant, at 202-551-3474 or me at 202-551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief